

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 27, 2017

Long Yi
Chief Financial Officer and Director
China Commercial Credit, Inc.
No. 1 Zhongying Commercial Plaza
Zhong Ying Road, Wujiang, Suzhou
Jiangsu Province, China

>       **Re:    China Commercial Credit, Inc.**
>       **Amendment No.1 to Registration Statement on Form S-3**
>       **Filed June 16, 2017**
>       **File No. 333-217473**
>       **Form 10-K for Fiscal Year Ended December 31, 2016**
>       **File No. 001-36055**

Dear Mr. Yi:

We have reviewed your amended registration statement and your response letter dated June 16, 2016, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2017 letter.

Registration Statement on Form S-3

Exhibit 5.1 – Opinion of Hunter Taubman Fischer & Li, LLC

1.      We note that the opinion is limited to the laws of the State of Delaware, while the indenture and the debt securities are governed by the laws of the State of New York (refer to Section 10.8 of the form of indenture filed as Exhibit 4.1). Please have counsel revise its legal opinion to also opine on the laws of the State of New York with respect to the noted securities.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements

3. Summary of Significant Accounting Policies

*(f)* Allowance for loan losses, page F-10

2.      Please refer to comment 13.  We remain unclear as to your charge-off policy for loans based upon your response and current disclosures in your filing. We note your disclosure on page F-10 that you recognize a charge-off when management determines that full repayment of a loan is not probable. Further, we note the definition on page 13 of "doubtful" loans which are "loans for which borrowers are unable to repay principal and accrued interest in full" and "loss" loans for which "principal and accrued interest cannot be recovered or only a small portion can be recovered after taking all possible measures." Please tell us how you determine when a loan is deemed uncollectible, pursuant to ASC 310-10-35-41, and therefore should be charged-off, especially considering the fact that you have significant balances in loans more than one year past due and substantially all of your loan portfolio is classified as either "doubtful" or "loss." It would appear that loans more than one year past due and/or classified as "doubtful" or "loss" are clear indicators that a loan may be impaired and would require some charge-off since full repayment of loan would not appear to be probable. Please provide us with a detailed response supporting your accounting given the minimal amount of charge-offs recorded during the year ended December 31, 2016.

*(n)* Financial guarantee service contract, page F-13

3.      Please refer to comment 15.  You state in your response that once you pay on behalf of the guarantee service customers, the amounts due from these customers are similar to loans receivable.  We also note that you present "guarantee paid on behalf of guarantee service customers" as an asset on your balance sheet. Please revise future filings for all periods to include the allowance associated with "guarantees paid on behalf of guarantee service customers" as a contra-asset allowance account rather than include in the line item "accrual for financial guarantee service," presented as a liability.

4.      As a related matter, please compare and contrast the reason(s) for the difference between the allowance for guarantees, which ranges from 50-55% for fiscal years ended December 31, 2016 and 2015, to the allowance for guarantees paid on behalf of guarantee service customers, which ranged from 97% - 100% during these same time periods. Please provide a detailed response and revise future filings to explain how you determine each of these allowances and the reasons for the significant difference between these allowance percentages.

9. Loan Impairment, page F-25

5.      Please refer to comments 16 and 17.  We remain unclear why your loan balances classified as "doubtful" and "loss" are not considered impaired loans, considering the guidance in ASC 310-10-35-2 which defines an impaired loan as a loan where it is probable that the creditor will be unable to collect <u>all</u> the contractual interest and principal payments as scheduled in the loan agreement.  Noting your definitions of "doubtful" and "loss" loans on page 13, please tell us in detail how you determined your loans classified as "doubtful" and "loss" are not impaired.

6.      As a related matter, please tell us how you determined the $1,379,455 in impaired loans as of December 31, 2016 and explain in detail how these impaired loans differ from the remainder of your loans classified as "doubtful" and "loss" which are determined to be not impaired.

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John A. Spitz, Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        Era Anagnosti
                                        Legal Branch Chief
                                        Office of Financial Services